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FORM 12b-25	SEC FILE NUMBER
001-04978

CUSIP NUMBER
NOTIFICATION OF LATE FILING	834256208

(Check one):	☑	Form 10-K	☐	Form 20-F	☐	Form 11-K	☐	Form 10-Q	☐	Form 10-D	☐	Form N-SAR	☐	Form N-CSR

For Period Ended: FEBRUARY 29, 2020

	☐	Transition Report on Form 10-K

	☐	Transition Report on Form 20-F

	☐	Transition Report on Form 11-K

	☐	Transition Report on Form 10-Q

	☐	Transition Report on Form N-SAR

For the Transition Period Ended:

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.
If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I — REGISTRANT INFORMATION

Solitron Devices, Inc.
Full Name of Registrant

Former Name if Applicable

3301 Electronics Way
Address of Principal Executive Office (Street and Number)

West Palm Beach, Florida 33407
City, State and Zip Code

PART II — RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

	(a)	The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense

☒	(b)
The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III – NARRATIVE

State below in reasonable detail the reasons why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

(Attach extra Sheets if Needed)

Solitron Devices, Inc. (the "Company") previously planned to file its Annual Report on Form 10-K for the fiscal year ended February 29, 2020 (the "Annual Report") by May 29, 2020. As previously disclosed in a Current Report on Form 8-K filed on May 29, 2020, the filing of the Company’s Annual Report was delayed due to circumstances related to the outbreak of the novel coronavirus, COVID-19, preventing a timely completion of the Company’s audit. The Company was relying on the order (the "Order") promulgated by the Securities and Exchange Commission (the "SEC") on March 25, 2020 (which extended and superseded a prior order issued on March 4, 2020), pursuant to Section 36 of the Securities Exchange Act of 1934, as amended (the "Exchange Act") (Release No. 34-88465) which allowed for the delay of certain filings required under the Exchange Act. In reliance upon the Order, the Company expected to file its Annual Report no later than July 13, 2020, which was 45 days after the original due date of the Annual Report.

The Company is unable to timely file its Annual Report by the July 13, 2020 extended deadline due to (i) travel restrictions impeding the auditor's ability to conduct and complete certain audit procedures on site, (ii) the manual nature of the Company's data and documentation, (iii) the complexity of conducting a two year audit, (iv) the increased difficulty in obtaining timely responses from third parties in a work-from-home environment, and (v) the resurgence of the COVID-19 pandemic.

As a result, the Company is unable to file its Annual Report on Form 10-K in a timely manner without unreasonable effort or expense. The Company continues to work with the goal of filing the Annual Report within the fifteen day extension period provided by Securities Exchange Act Rule 12b-25;however, the Company can provide no assurance that it will be able to file its Annual Report within such time period.

During the last month increased impacts from COVID-19 have surfaced, including a few employees being directly affected, general delays on purchase orders and new developments as more customers extend their work-from-home restrictions, and continued softness in the commercial aerospace segment. As of this date, the Company’s expectations for fiscal 2021 are unchanged from our March 26, 2020 press release.

PART IV — OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification

	TIM ERIKSEN	(561)	848-4311
	(Name)	(Area Code)	(Telephone Number)

(2)
Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s).

Yes			☐	No	☒

Registrant's Annual Report on Form 10-K for the fiscal year ended February 28, 2019, Quarterly Report on Form 10-Q for the quarterly period ended May 31, 2019, Quarterly Report on Form 10-Q for the quarterly period ended August 31, 2019, and Quarterly Report on Form 10-Q for the quarterly period ended November 30, 2019.

(3)
Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

Yes			☒	No	☐

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

Unaudited net sales for fiscal 2020, the fiscal year ending February 29, 2020, were approximately $9.2 million versus $9.4 million in fiscal 2019, the fiscal year ending February 28, 2019. Cost of sales were $7.8 million in fiscal 2020 versus $8.0 million for fiscal 2019. Selling, general and administrative expenses were approximately $2.0 million for fiscal 2020 versus $2.8 million for fiscal 2019. Other income for fiscal 2020 is less than $100,000 for fiscal 2020 versus a loss of ($0.1) million for fiscal 2019. Preliminary net loss for fiscal 2020 is ($0.5) million versus ($1.5) million for fiscal 2019.

SOLITRON DEVICES, INC.
(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date: July 10, 2020		By:	/s/ Tim Eriksen
TIM ERIKSEN
CHIEF EXECUTIVE OFFICER AND INTERIM CHIEF FINANCIAL OFFICER